ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 26 August 2013	NYSE AMEX Code: OBT

Significant revenue growth delivers full year profit

PERTH, AUSTRALIA:  Orbital Corporation Limited today reports results for the year ended 30 June 2013.

Key Features

“The Orbital team achieved significant revenue growth and delivered a full year profit, while maintaining a strong focus on cost management” commented Managing Director and CEO, Terry Stinson, “Orbital continues to deliver on its strategy to move into sales of high value systems, while maintaining our strong engineering core.  Our new systems businesses increased revenues and cost control helped to compensate for a drop in consulting services revenues and for the depressed LPG market in Australia.”

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Consolidated revenue increased by 19% to $26.699 million.

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Statutory net profit after tax of $0.364 million compared to a loss of $3.053 million last year.

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Underlying profit after tax of $1.370 million compared to a loss after tax of $3.332 million last year.

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Synerject increased revenue to US$137.287 million (+8%) and profit after tax to US$8.275 million. (+3%).

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Orbital won and fulfilled two significant production orders for heavy fuel engines utilising Orbital’s FlexDITM engine management system for use in Small Unmanned Aerial Systems (SUAS) by the US military.

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Orbital’s LPG related businesses increased their market share.  However, the Group incurred significant impairment charges against these businesses as the Australian LPG market continued to contract.

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Termination costs of $0.563 million were incurred in reducing staff numbers to address the difficult operating conditions of the consulting services business and the two LPG related businesses.

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Net cash used in operations was $0.232 million compared to $2.701 million last year.

“First deliveries of SUAS engines commenced in August 2012 from our newly established production facilities in Perth.  The SUAS market is growing and FlexDITM gives us a unique advantage and positions Orbital to be the leader in this market” added Mr Stinson.

FINANCIAL REVIEW

Total revenue and profit after tax for the year ended 30 June 2013 was $26,699,000 and $364,000 respectively (2012: total revenue $22,361,000 and loss after tax of $3,053,000).

There are a number of items impacting the profit after tax that are not associated with the normal operations of the Group.  This information has been set out below to enable users of this report to make appropriate comparisons with prior periods and to assess the underlying operating performance of the business.

	2013 $’000	2012 $’000
Statutory profit/(loss) after tax	364	(3,053)
Deduct income items
Gain on sale of share of Synerject	(1,702)	-
Change in fair value of contingent consideration	(1,410)	(392)
Add-back expense items
Taxation expense relating to the gain on sale of share of Synerject	1,590	-
Goodwill impairment	1,965	-
Terminations costs	563	113
Underlying profit/(loss) after tax	1,370	(3,332)

The non-IFRS information above has not been audited, but has been extracted from Orbital’s annual financial report which has been audited by the external auditors.  This information has been presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

The financial performance of the Company has significantly improved from a loss of $3,053,000 last year to a profit of $364,000 this year, primarily due to the combined benefits of increased system sales and tighter cost control.  The result was achieved despite significant expenses for goodwill impairment and termination costs incurred in restructuring the operations of the Group.  On an operating basis, we made an underlying profit of $1,370,000.  With the changes over the year, the business is now on a better base to achieve sustainable profits in the future.

The Company recognised a gain on the change in fair value of the contingent consideration liability in respect of the Sprint Gas acquisition of $1,410,000.

The Company sold a portion of its investment in Synerject during the year for US$6,000,000.  The proceeds of the sale were utilised to invest into working capital for the SUAS business, retire bank debt and fund the restructuring of the businesses with the balance retained to alleviate the Company’s liquidity concerns from the previous year.

Net cash used in operations (including the Synerject dividend of $1,485,000) was $232,000 (2012: $2,701,000) reflecting a significant improvement in the operating performance of the Group.

Orbital will continue to concentrate on cash management and manage costs appropriately to minimise overheads while protecting key resources necessary to create opportunities for future growth.

The Company’s investment in Synerject is accounted for using the equity method of accounting and as such it does not include Orbital’s share of Synerject’s revenue in its Income Statement.  To assist in making appropriate comparisons of the relative size of each of the Group’s income streams graphical representations of sales, including the pro-rata shares of Synerject sales, have been included in the Segment review which follows.  The non-IFRS graphical representations of sales have not been audited.

SEGMENT REVIEW

System Sales

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SUAS is an exciting new business and Orbital is positioned as the market leader for SUAS fuel systems and engines capable of operating on heavy fuels	2013 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Delivery of initial production engines and EMS for AAI.			► Australian manufacture and supply of SUAS Engines and Engine Management Systems.
	► Delivery of additional production engines to the SUAS market.			► Decrease in Australian LPG market drove restructuring to adjust cost base.
	► OAS and SGA gain market share, albeit in a declining LPG market.			► Introduction of award winning LPG system for Toyota hybrid taxi applications.
	METRICS			FUTURE OBJECTIVES
		2013 $’000	2012 $’000	► Develop next generation SUAS engine.
	Segment Revenue	23,424	14,020	► Structure LPG businesses for sustainable profitability.
	Segment Result	2,163	380	► Plan for expansion of SUAS business internationally.

Highlights

Revenues for the year were $23,424,000, a 67% increase on the previous year, reflecting the production and supply of SUAS engines, SUAS engine management systems and sales of SUAS spare parts.  The significant increase in revenue from SUAS was partially offset by reductions in revenue from both of the LPG related businesses.  Contribution to the group improved from a profit of $380,000 last year to a $2,163,000 profit this year.

Outlook

As announced on 31 July 2013, Orbital was awarded a contract for the design, development and validation of a next generation production engine for a USA-based customer that is one of the largest in the SUAS market.  The development program will be conducted through 2013 and 2014 and if successful will lead to higher volume production of SUAS engines in 2015.  The Unmanned Aerial Vehicle (UAV) market is projected to double in the next decade and with Orbital’s unique FlexDITM technology, this is projected to be a significant growth area for the Company.

Responsibility for the production of SUAS engines for AAI is being transitioned to a non-Orbital US based company.  Revenues from SUAS will thus be significantly lower in the next financial year as we move from being a supplier of complete engines to a supplier of engine management systems, fuel system components and spare parts.

Due to the subdued LPG systems market at present, both Orbital Autogas Services (OAS) and Sprint Gas Australia (SGA) have undertaken restructures to manage their businesses to the market demand, and in general, have managed to increase market share; albeit in a contracting market.  Orbital is well positioned for any upturn in the LPG market and is currently the largest player in Australia.  The LPG market is influenced by the price differential between LPG and petrol.  The lower Australian dollar and increasing petrol prices may ignite more interest in LPG conversions and there will potentially be more interest towards the end of the financial year when the Federal Government withdraws the LPG Vehicle Rebate scheme incentive of $1,000 for aftermarket systems.

SEGMENT REVIEW (continued)

Synerject

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Synerject has continued its diversification into new products and new markets	2013 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► 7.64% growth in Revenue.			► Change of ownership percentage from 42% to 30% to generate US$6,000,000 in cash.
► 7.61% growth in Profit after Tax.
	METRICS			FUTURE OBJECTIVES
		2013 US$’000	2012 US$’000	► Expansion of low end 2 & 3 wheeler EMS markets targeting India, China & Asia.
	Revenue (100%) Profit after tax (100%)	137,287 8,275	127,548 8,045	► Expansion of utility market with new line of low cost EMS products.
		A$’000	A$’000	► Continued growth while maintaining profitability.
	Share of profit Investment in Synerject	3,220 12,468	3,480 13,696

Highlights

Tight cost control and careful investment by Synerject management has resulted in improved profit after tax during this period.

Synerject’s market and product expansion has enabled that company to achieve revenue growth consistently over the last 5 years despite the severe contractions in the recreational market during and following the global financial crisis.  Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and European markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Synerject generated US$9,119,000 positive cash flow and paid dividends to shareholders (Orbital share A$1,485,000).  At 30 June 2013, Synerject held cash of US$7,138,000 and borrowings of US$nil (June 2012: net cash of US$1,617,000).

Outlook

The outlook for Synerject is for continued growth firstly in the marine and recreational segment and in the low-end 2 & 3 wheeler and utility markets in future years.

SEGMENT REVIEW (continued)

Consulting Services

The Company’s diversification strategy continues to deliver a reduced the reliance on consulting services	2013 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Significant developments in new and advanced SUAS EMS products.			► Focused on SUAS engine and EMS development and production in FY13.
	► Broadening domestic customer base, less reliance in international customers.			► Restructuring to adjust cost base to reduced market.
	► New customer programs in the field of advanced DI CNG injection.			► Refocus of resources on incubation and development of new products.
	METRICS			FUTURE OBJECTIVES
		2013 $’000	2012 $’000	► Maintain core engine and EMS technical capability.
	Segment Revenue	2,057	7,131	► Reduce but maintain Perth-based development, testing and certification facilities.
	Segment Result	(2,206)	(2,259)	► Continue consulting as the incubator for new product development focusing on high value customer projects.

Highlights

Orbital Consulting Services (OCS) revenue for the year was $2,057,000, down 71% compared to last year.

During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects. A significant proportion of the loss in the OCS group can be attributed to the costs incurred to support the launch of, and provision of technical support to, our new SUAS engine business.

Outlook

The OCS group will continue its transition to becoming an engineering centre supporting the rest of the Orbital group, whilst still providing a base level of advanced engineering and testing facilities to support the overhead of maintaining our world-class capabilities.

As announced on 16 August 2013, Orbital had been awarded an Automotive New Markets Program grant of $933,000 for the development of a new Electronic Control Unit (ECU) for use in SUAS applications.  The development activities will be performed by the OCS group through the next financial year.

SEGMENT REVIEW (continued)

Royalties and Licenses

Volumes of two-stroke outboard engines that utilise Orbital’s technology to improve performance and reduce emissions have shown signs of recovery	2013 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Large FlexDITM Outboard market expanded year on year.			► Focus on key patent applications in Dual Fuel LNG and SUAS EMS.
	► Traditional intellectual property markets stable.			► Less focus on general intellectual property development and patent generation.
	METRICS			FUTURE OBJECTIVES
		2013 $’000	2012 $’000	► Royalty revenues from new SUAS business expansion.
	Segment Revenue	1,007	967	► Expand SUAS Engine and EMS portfolio, especially in the area of heavy fuel.
	Segment Result	517	463	► Key patent work to protect investment in Orbital’s new products and systems.

Highlights

The larger horsepower outboard engines have maintained their popularity and have actually achieved a fourth consecutive year of increased volumes.  Total marine volumes overall were slightly higher than last financial year.

Outlook

Orbital will continue to receive royalties from its existing licenced two-stroke outboard engine manufacturers for a number of years still to come, however it must be noted that when production of the current models of two-stroke engines cease they are not likely to be replaced by new models incorporating our FlexDITM technology.  The two-stroke engine outboards remain popular today especially the light-weight portability of the small horsepower engines and the power/weight ratios in the performance engine category.

ORBITAL’S OUTLOOK

Four years ago, Orbital set a new path forward for the company, a new strategic plan to transition from an engineering consulting firm into a company that develops and sells high value systems and components. We are delivering on this strategy and have added the new SUAS engine and systems business, with three significant contracts in work over the past year. The SUAS business adds to the already established, Sprint Gas Australia, Orbital Autogas, and Synerject revenue streams.

The strategic plan calls for management to utilise Orbital’s core engineering and Orbital Consulting Services as an incubator to develop new products and to identify new growth opportunities.  The strategy is gaining momentum as each of our current revenue streams has evolved from an Orbital Consulting Services contract.

There is more to come; one area that Orbital will continue to explore is Natural Gas and Liquid Natural Gas (LNG) systems development.  This is a growing market and Orbital has already established an excellent reputation through the successful Western Australia LNG truck fleet trial with Toll Transport.  Natural gas systems for transport have the potential to be Orbital’s next business stream. The proposed UCAL-Orbital joint venture in India can open up natural gas systems opportunities for Orbital, while also providing a low cost base for engineering, testing and manufacturing.

The restructuring over the past year has reduced Orbital’s cost base and will enhance our ability to deliver sustainable profits. Our first goal is to deliver sustainable profits and positive cash flow.  We are targeting to again deliver a profit for the coming year, while continuing to identify and deliver new opportunities for growth.

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Ian Veitch Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) NYSE Amex (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.